PROSPECTUS SUPPLEMENT
(To Prospectus dated February 2, 2001,
as supplemented by Prospectus Supplement
dated February 5, 2001)

7,655,923 Shares

ACTIVISION, INC.

Common Stock

            This prospectus relates to the resale of up to 7,655,923 shares of our common stock by certain of our executive officers and directors. See "Selling Stockholders." Of the shares of common stock being offered in this prospectus, (i) 3,692,234 shares are issuable to the selling stockholders upon the exercise of options to purchase common stock issued by us to them pursuant to our 1991 Stock Option and Stock Award Plan, our 1998 Incentive Plan, and/or our 1999 Incentive Plan (the 1991 Stock Option and Stock Award Plan, 1998 Incentive Plan and 1999 Incentive Plan, collectively, the "Stock Plans "), (ii) 3,907,022 shares are issuable to selling stockholders who are executive officers of ours upon the exercise of options to purchase common stock issued by us to them outside of any plan, (iii) 16,667 shares are issuable to selling stockholders who are non-employee directors of ours upon the exercise of warrants to purchase common stock issued by us to them pursuant to our 1991 Director Warrant Plan and (iv) 40,000 shares are issuable to selling stockholders who are non-employee directors of ours upon the exercise of warrants to purchase common stock issued by us to them outside of any plan.

            The selling stockholders may sell these shares from time to time through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at negotiated prices and in certain other ways, as described under "Plan of Distribution" on page 12 of the prospectus. We will not receive any of the proceeds from the sale of these shares.

            Our common stock is traded on the Nasdaq National Market under the symbol ATVI. On June 29, 2001 the closing sale price of our common stock as reported by Nasdaq was $39.25 per share.

            Investing in our common stock is speculative and involves a high degree of risk. See "Risk Factors" beginning on page 2 of the prospectus.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 3, 2001.

SELLING STOCKHOLDERS

            The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling stockholders as of June 1, 2001, and the number of shares of common stock being offered by this prospectus.

                         Beneficial Ownership of Common Stock
                               Prior to the Offering(2)        Number of Shares
Name and Address of      ------------------------------------  of Common Stock
Selling Stockholder(1)   Number of Shares Percentage of Class    Being Offered
----------------------   ---------------- -------------------  ----------------

Ronald Doornink            614,166(3)           1.9%                604,166

Lawrence Goldberg          250,379(3)              *                248,702

Brian G. Kelly           3,153,318(3)(5)        9.8%              2,948,486

Robert A. Kotick         3,789,801(3)(5)       11.8%              2,968,606

Harold Brown               105,000(3)              *                105,000

Barbara S. Isgur           105,000(3)(4)           *                105,000

Steven T. Mayer            121,667(3)(4)           *                121,667

Robert Morgado             105,000(3)              *                105,000

Michael Rowe                84,432(3)              *                 84,432

Daniel Hammett             148,250(3)              *                 68,750

William Chardavoyne        100,000(3)              *                100,000

Kathy Vrabeck              129,750(3)              *                128,750

Richard Andrew Steele      208,138(3)              *                 67,364

All Selling Stockholders
  as a group             8,914,901             27.7%              7,655,923
____________________________
*	Percent of class less than 1%.

(1)	The address for each Selling Stockholder is c/o Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California 90405.

(2)	Percent of class was computed based on 32,204,371 shares of Common Stock outstanding as of June 13, 2001 and, in each such person’s case, the number of shares of Common Stock issuable upon the exercise of the warrants or options exercisable within 60 days held by such individual or, in the case of all Selling Stockholders as a group, the number of shares of Common Stock issuable upon the exercise of the warrants or options exercisable within 60 days held by all such individuals, but does not include the number of shares of Common Stock issuable upon the exercise of any other outstanding warrants or options.

(3)	Includes (i) 291,667, 58,035, 1,004,972, 1,005,097, 42,334, 23,000, 23,000, 42,334, 32,349, 25,000, 25,000 and 18,614 shares issuable to Messrs. Doornink, Goldberg, Kelly, Kotick, Brown, Ms. Isgur, Mayer, Morgado, Rowe, Hammett, Chardavoyne and Steele, respectively, upon exercise of options exercisable within 60 days held by each such individual pursuant to the Stock Plans, (ii) 312,499, 190,667, 62,666, 62,000, 62,000, 62,666, 52,083, 43,750, 75,000, 128,750 and 48,750 shares issuable to Messrs. Doornink, Goldberg, Brown, Ms. Isgur, Mayer, Morgado,

Rowe, Hammett, Chardavoyne, Ms. Vrabeck and Steele, respectively, upon exercise of options exercisable greater than 60 days held by each such individual pursuant to the Stock Plans, (iii) with respect to Mr. Kotick, 91,497 options transferred by him to 1011 Partners LLC of which Mr. Kotick is a member, and (iv) with respect to each of Messrs. Kotick and Kelly, 18,741 shares owned directly by Delmonte Investments, L.L.C., of which each such individual is a member. The amount does not include (i) with respect to Mr. Kelly, 7,032 shares of stock transferred by him to an irrevocable trust for the benefit of his minor children, and (ii) with respect to Mr. Kotick, 60,689 options transferred by him to an irrevocable trust for the benefit of his minor children.

(4)	Includes (i) 16,667 warrants transferred by Mr. Mayer to a charitable remainder unitrust for the benefit of Mr. Mayer which warrants were granted pursuant to the 1991 Director Warrant Plan and are all currently exercisable, and (ii) 20,000 shares issuable to each of Ms. Isgur and Mr. Mayer upon exercise of non-plan warrants held by such individual outside of any plan, all of which are currently exercisable.

(5)	Includes 1,943,513 and 1,963,509 shares issuable to each of Messrs. Kelly and Kotick, respectively, upon exercise of non-plan options held by such individual outside of any plan, 1,443,509 and 1,463,505 of which are exercisable within 60 days, respectively.